OMB APPROVAL
OMB Number: 3235-0060
Expires: April 30, 2009
Estimated average burden hours per response: 38.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **September 10, 2008**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.

Watkins, MN; Vancouver, BC September 10, 2008 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**) - California architects, builders and designers looking to meet new fire codes for wildfire-prone areas now have a new, eco-friendly alternative – Barrier Technology's Blazeguard® fire-rated structural sheathing panels.

Blazeguard panels feature Pyrotite™, a patented, cementitious coating over either oriented strand board (OSB) or plywood of various dimensions. The coating not only resists ignition but adds structural strength to its underlying substrate.

Blazeguard has been added to the Wildland Urban Interface (WUI) products list by the California Office of the State Fire Marshall, and is the only product listed under three different categories – exterior wall siding and sheathing, under eave, and ignition-resistant materials.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

      99.1   Press Release, September 10, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 10, 2008

International Barrier Technologies Inc.
        (Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)



News Release
For Immediate Release:
September 10, 2008

International Barrier Technology Blazeguard Fire-Rated Sheathing Panels Added to California Wildfire Products List

Watkins, MN; Vancouver, BC September 10, 2008 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**) - California architects, builders and designers looking to meet new fire codes for wildfire-prone areas now have a new, eco-friendly alternative – Barrier Technology's Blazeguard® fire-rated structural sheathing panels.

Blazeguard panels feature Pyrotite™, a patented, cementitious coating over either oriented strand board (OSB) or plywood of various dimensions. The coating not only resists ignition but adds structural strength to its underlying substrate.

Blazeguard has been added to the Wildland Urban Interface (WUI) products list by the California Office of the State Fire Marshall, and is the only product listed under three different categories – exterior wall siding and sheathing, under eave, and ignition-resistant materials.

"Blazeguard provides improved shear strength along with a non-combustible layer preventing penetration of a fire from the outside into the structural members of a house," says Michael Huddy, Barrier Technology President and CEO. "We offer strength and fire protection from a single panel, without the need for gypsum wallboard on the exterior of a house."

New fire codes – Chapter 7A of the 2007 California Building Code – went into effect January 1, 2008, requiring more fire-resistant design and materials in Fire Hazard Severity Zones. A full description and listing of products approved for the zones can be found at www.osfm.fire.ca.gov/strucfireengineer/pdf/bml/wuiproducts.pdf.

Factory-applied Blazeguard not only provides builders a WUI-listed product and International Code Council (ICC) compliance (ICC ESR-1365), it offers an economically-friendly, labor-saving way to provide a non-combustible surface underneath traditional wood siding or roof shingles.

"Your product was really a life safer," notes Behzad Kafaie, an architect with San Francisco-based Hart Howerton who is using Blazeguard in roof and wall applications on a house in Monterrey County. "Our customer insisted on traditional wood siding, wanted the look and feel of natural wood. We did not have to go for another layer of substrate over the plywood we already had. There were other products we might have tried to use to get the fire rating, but that would have added more cost and more weight. This answered our needs from a structural basis as well as meeting the new fire codes."

The product is being distributed in California by Bear Forest Products of Riverside, Ca.

Further information on Barrier Technology and on Blazeguard Fire-Rated Sheathing can be found at www.intlbarrier.com or by calling 800-638-4570.

About International Barrier Technology Inc.
International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and

application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States.

INTERNATIONAL BARRIER TECHNOLOGY INC.

_____
Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.